UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT 1934

EASTERN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-149850	45-0582098
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

1610 Wynkoop Street, Suite 400

Denver, CO 80202

(Address of principal executive offices, including zip code)

(303) 893-2334

(Registrant’s telephone number, including area code)

166 East 34th Street, Suite 18K

New York, NY 10016

(Former name or former address, if changed since last report)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Item 1. Description of Registrant’s Securities to be Registered.

Eastern Resources, Inc., a Delaware corporation (the “Company” or “we”), is registering its common stock, par value $0.001 per share, on this registration statement on Form 8-A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share (“Preferred Stock”). We have designated all 10,000,000 shares of our Preferred Stock as Series A Preferred Stock.

Equity Securities Issued and Outstanding

As of the date of this registration statement, there were issued and outstanding:

•	99,085,000 shares of our Common Stock held by approximately 11 stockholders of record and

•	10,000,000 shares of Series A Preferred Stock held by one stockholder of record.

Common Stock

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of Common Stock is duly and validly issued, fully paid and non-assessable.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board of Directors prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

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As of the date of this registration statement, we have issued 10,000,000 shares of our Preferred Stock designated as Series A Preferred Stock with the following terms. The summary of the Series A Preferred Stock set forth below is qualified in its entirety by reference to the form of Certificate of Designation referenced as Exhibit 4.1 and incorporated herein by reference:

•	Voting Rights. Each share of Series A Preferred Stock entitles the holder to one vote on all matters submitted to a vote of the holders of our Common Stock;

•	Dividends. The holder of the Series A Preferred Stock is entitled to receive, out of funds legally available therefor, cumulative non-compounding preferential dividends at the rate of 12% of the stated value of $6.00 per share per annum (the “Preferential Dividend”). No dividends may be declared or paid on the shares of Common Stock or any other capital stock of the Company so long as any shares of Series A Preferred Stock remain outstanding;

•	Liquidation Preference. In the event of any defined liquidation event, no distribution can be made to holders of shares of our capital stock ranking junior to the Series A Preferred Stock, unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount per share equal to $6.00 (the “Liquidation Amount”) per share, plus the amount of any accrued and unpaid Preferential Dividend owed to holders of shares of the Series A Preferred Stock;

•	Holder Optional Redemption. The holder of the Series A Preferred Stock has the option, exercisable in whole or in part at any time and from time to time prior to the third anniversary of the issuance of the Series A Preferred Stock, to require us to purchase for cash, out of legally available funds, any or all of the then-outstanding shares of Series A Preferred Stock at a price equal to $6.00 per share ;

•	Company Optional Redemption. We have the option, exercisable in whole or in part at any time and from time to time prior to the third anniversary of the issuance of the Series A Preferred Stock, to redeem any or all of the then-outstanding shares of Series A Preferred Stock at a price equal to $7.00 per share;

•	Automatic Conversion. Provided that neither the holder not the Company has exercised their redemption options in full, by the third anniversary of the issuance of the Series A Preferred Stock, each share of then-outstanding Series A Preferred Stock shall automatically and immediately convert into one fully paid and non-assessable share of Common Stock of the Company; and

•	Protection Provisions. So long as any shares of the Series A Preferred Stock are outstanding, the Company cannot take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval of the holder of the Series A Preferred Stock: encumber the assets of the Corporation; alter or change the rights, preferences or privileges of the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock; alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock; create or issue any securities senior to or Pari Passu with the Series A Preferred Stock; issue any additional shares of Series A Preferred Stock; issue any debt securities, incur any indebtedness or enter into any other agreement or arrangement that would entitle any third party to any preferences over the Series A Preferred Stock upon the occurrence of a Liquidation Event; enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions; or cause or authorize any subsidiary of the Corporation to engage in any of the foregoing actions.

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Warrants

As of the date hereof, the Company has no warrants outstanding.

Stock Options

On February 1, 2012, our Board of Directors of the Company adopted, and on February 29, 2012, our stockholders approved, the 2012 Equity Incentive Plan (the “2012 Plan”), which provides for the issuance of incentive awards with respect to an aggregate of up to 10,000,000 shares of our Common Stock to officers, directors, employees and consultants and affiliates.

  In addition, the number of shares of Common Stock subject to the 2012 Plan, any number of shares subject to any numerical limit in the 2012 Plan, and the number of shares and terms of any incentive award are expected to be adjusted in the event of any change in our outstanding Common Stock by reason of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

As of the date of this registration statement, we authorized for issuance an aggregate of 5,445,000 options exercisable at $2.00 per share to certain of our executive officers, directors, employees and advisors. Each of these options has been granted with a term of ten years and an exercise price of $2.00 per share, which price the Board of Directors has deemed to be the fair market value of the Company’s stock on the date of grant.

Administration

The compensation committee of the Board, or the Board in the absence of such a committee, will administer the 2012 Plan. Subject to the terms of the 2012 Plan, the compensation committee has complete authority and discretion to determine the terms of awards under the 2012 Plan.

Grants

The 2012 Plan authorizes the grant to participants of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code (as amended, the “Code”) and stock appreciation rights, as described below:

•	Options granted under the 2012 Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The exercise price for shares of Common Stock covered by an option cannot be less than the fair market value of the Common Stock on the date of grant unless agreed to otherwise at the time of the grant.

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•	Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

•	The compensation committee may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

•	The 2012 Plan authorizes the granting of stock awards. The compensation committee will establish the number of shares of Common Stock to be awarded and the terms applicable to each award, including performance restrictions.

•	Stock appreciation rights (“SARs”) entitle the participant to receive a distribution in an amount not to exceed the number of shares of Common Stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of Common Stock on the date of exercise of the SAR and the market price of a share of Common Stock on the date of grant of the SAR.

Duration, Amendment, and Termination

The Board has the power to amend, suspend or terminate the 2012 Plan without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of Common Stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year. Unless sooner terminated, the 2012 Plan would terminate ten years after it is adopted.

Transfer Agent

The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, New York, New York 10004, and its telephone number is (212) 845-3212.

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Item 2. Exhibits

The following exhibits are filed with this registration statement:

Exhibit No	Description
2.1

Agreement and Plan of Merger and Reorganization, dated as of April 6, 2012, by and among the Registrant, MTMI Acquisition Corp., (a Delaware corporation), EGI Acquisition Corp., (a Montana corporation), Elkhorn Goldfields LLC, (a Delaware limited liability company), Montana Tunnels Mining, Inc. (a Delaware corporation) and Elkhorn Goldfields, Inc. (a Montana Corporation)

2.2	Certificate of Merger dated as of April 5, 2012,filed with Delaware Secretary of State for the merger of MTMI Acquisition Corp. into Montana Tunnels Mining, Inc.

2.3	Articles of Merger dated as of April 6, 2012, filed with Montana Secretary of State for the merger of EGI Acquisition Corp. into Elkhorn Goldfields LLC
3.1	Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrant‘s Form S-1, File Number 33 3-149850, filed with the SEC on March 21, 2008).
3.2	Certificate of Amendment to Certificate of Incorporation of the Registrant, filed with Delaware Secretary of State on April 4, 2012

3.3	Bylaws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant‘s Form S-1, File Number 33 3-149850, filed with the SEC on March 21, 2008)

4.1	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Registrant

10.1	Loan Reinstatement and Modification Agreement between Gordon Snyder as Administrative Agent of Certain Note Holders, MFPI Partners, LLC, a Delaware limited liability company, and Elkhorn Goldfields, LLC

10.2	Tri-Party Agreement by and among the Registrant, Elkhorn Goldfields LLC and Gordon Snyder as Administrative Agent of Certain Note Holders

10.3	Pledge Agreement between Gordon Snyder as Administrative Agent of Certain Note Holders, MFPI Partners, LLC, a Delaware limited liability company, and Elkhorn Goldfields, LLC

10. 4	Registrant’s 2012 Equity Incentive Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EASTERN RESOURCES, INC.

Dated: April 6, 2012	By	/s/ Patrick W.M. Imeson
Name: Patrick W. M. Imeson
Title: Chief Executive Officer